SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32264; 812-14432

Northern Lights Fund Trust and Dearborn Capital Management, LLC; Notice of Application

September 16, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under Section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act, as well as

from certain disclosure requirements in Rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Northern Lights Fund Trust (the "Trust"), a Delaware statutory trust registered

under the Act as an open-end management investment company with multiple series, and

Dearborn Capital Management, LLC, a limited liability company organized under Illinois law and

registered as an investment adviser under the Investment Advisers Act of 1940 ("the "Adviser,"

and, collectively with the Trust, the "Applicants").

Filing Dates: The application was filed March 11, 2015 and amended on April 14, 2016, and June

20, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 11, 2016, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Trust Counsel: JoAnn Strasser, Esq., Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215 and Trust: James P. Ash, Esq., Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser will serve as the investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Adviser will

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[1]   Applicants request relief with respect to any existing and any future series of the Trust and any other registered open-end management company or series thereof that: (a) is advised by the Adviser or its successor or by a person controlling, controlled by, or under common control with the Adviser or its successor (each, also an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds"). For purposes of the requested order, "successor" is limited to an entity

provide the Funds with continuous and comprehensive investment management services subject to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio investment management of each Fund, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Funds will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under Section 15(a) of the Act and Rule 18f-2 under the Act.[2] Applicants also seek an exemption from the Disclosure Requirements to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3. Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Fund shareholders and notification about sub-

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that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Trust, a Fund, or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds, or as an investment adviser or sub-adviser to any series of the Trust other than the Funds ("Affiliated Sub-Adviser").

advisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Funds.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary